Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-207519) on Form S-3D of Inland Real Estate Income Trust, Inc. of our report dated July 29, 2022, with respect to the Combined Statement of Revenues and Certain Operating Expenses of the Inland Retail Property Fund Portfolio for the year ended December 31, 2021, and the related notes (Statement) included herein.

Our report related to the Statement refers to the fact that the Statement was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP

Chicago, Illinois

July 29, 2022